

August 21, 2013

Via E-mail
Mr. Matt Maddox
Chief Financial Officer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: Wynn Resorts, Limited**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-50028**

Dear Mr. Maddox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

1. Please tell us how you are accounting for the one-time payment of $50 million paid to an unrelated party to relinquish certain rights in and to the future development of the land in Cotai. Provide us with cites for any relevant accounting guidance.

Financial Statements

Consolidated Statements of Income, page 75

2. We note that you have included dividends declared per common share on the face of your Consolidated Statements of income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

16. Commitments and Contingencies

Litigation, pages 111

3. Please disclose if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Within your response, please include your proposed future disclosure.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief